Exhibit 12

ClubCorp Club Operations, Inc.

Computation of Ratio of Earnings to Fixed Charges

Five Years Ended December 28, 2010

	Twelve Weeks Ended		Fiscal Years Ended
	March 22, 2011	March 23, 2010	December 28, 2010	December 29, 2009	December 30, 2008	December 25, 2007	December 26, 2006
Earnings:
(Loss) income before income taxes	$(16,935)	$(12,427)	$318,711	$(20,180)	$(59,666)	$(75,337)	$(64,475)
Equity in earnings from unconsolidated ventures	(259)	(89)	(1,309)	(706)	(1,514)	(851)	(2,383)
(Loss) income from continuing operations before taxes, noncontrolling interests and equity in earnings from unconsolidated ventures	(17,194)	(12,516)	317,402	(20,886)	(61,180)	(76,188)	(66,858)

Add:
Total fixed charges (per below)	21,825	14,404	64,418	66,132	102,928	115,037	40,326
Amortization of capitalized interest	35	34	149	146	133	89	29

Less:
Interest capitalized	(148)	(38)	(115)	(69)	(966)	(2,382)	(2,239)

Total earnings	$4,814	$1,960	$382,083	$45,461	$42,847	$41,320	$(24,265)

Fixed Charges:
Interest expense	$19,982	$12,587	$57,165	$58,383	$94,583	$105,408	$31,166
Interest capitalized	148	38	115	69	966	2,382	2,239
Estimate of interest within rental expense(a)	1,695	1,780	7,138	7,680	7,379	7,247	6,921

Total fixed charges	$21,825	$14,404	$64,418	$66,132	$102,928	$115,037	$40,326

Ratio of earnings to fixed charges(b)	—	—	5.93x	—	—	—	—

(a)          Fixed charges include the estimated interest component of rent expense (one-third of rent under operating leases) included in income from continuing operations.

(b)         For the fiscal years ended December 26, 2006, December 25, 2007, December 30, 2008 and December 29, 2009, and for the twelve weeks ended March 23, 2010 and March 22, 2011, earnings were insufficient to cover fixed charges by approximately $64.6 million, $73.7 million, $60.1 million, $20.7 million, $12.4 million and $17.0 million, respectively.